[Gyrodyne Company of America, Inc. Letterhead]

August 19, 2011

VIA EDGAR

Sonia Barros, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gyrodyne Company of America, Inc. Registration Statement on Form S-3 Filed July 13, 2011 File No. 333-175515

Dear Ms. Barros:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Gyrodyne Company of America, Inc., a New York corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company (the “Registration Statement”) be accelerated to 1:00 p.m., Eastern Standard Time, on August 22, 2011 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please contact Alon Y. Kapen of Farrell Fritz, P.C. with any questions you may have concerning this request.  In addition, please notify Mr. Kapen at akapen@farrellfritz.com when this request for acceleration has been granted.

       Very truly yours,

      /s/     Stephen V. Maroney
       Stephen V. Maroney
       President & Chief Executive Officer of
       Gyrodyne Company of America, Inc.

cc:  Alon Y. Kapen, Farrell Fritz, P.C.